June 25, 2012

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Attention: Andrew D. Mew, Accounting Branch Chief

RE:	TECO Energy, Inc.

Tampa Electric Company

Form 10-K for the fiscal year ended Dec. 31, 2011

Filed February 24, 2012

File Nos. 001-08180 and 1-05007

Dear Mr. Mew:

Set forth below is our response to the comment provided to TECO Energy, Inc. and Tampa Electric Company by the staff of the Commission (the “Staff”) in a letter dated June 14, 2012 relating to the filing referenced above. For the convenience of the Staff, the comment is restated below in italics, followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 82

Notes to Consolidated Financial Statements, page 91

Note 12. Commitments and Contingencies, page 116

1. We note the disclosure in your filing related to the Potentially Responsible Party Notification and the Environmental Protection Agency Administrative Order that the scope and extent of your potential liability related to these matters have not been determined. Please note that when a loss contingency exists, ASC 450-20-25-1 contemplates an assessment as to whether the loss is probable, reasonably possible or remote. In light of the existence of a loss contingency for each of these matters, please tell us what consideration you gave to making an assessment as to where the loss falls within the range of likelihood. Alternatively, please make the required assessment for each of your current loss contingencies, describe to us the basis for your conclusion, and provide us with any proposed revised disclosures related to each current loss contingency. We note similar disclosure within the financial statement footnotes of Tampa Electric Company.

TECO ENERGY, INC. P.O. BOX 111 TAMPA, FL 33601-0111 (813) 228-4111	TECOENERGY.COM AN EQUAL OPPORTUNITY COMPANY

Mr. Andrew D. Mew, Accounting Branch Chief

June 25, 2012

Response:

In accordance with ASC 450-20-25, we establish an accrued liability for loss contingencies that are both probable and reasonably estimable. Our quarterly procedures for assessing potential loss contingencies include, but are not limited to: (1) receiving an update from in-house counsel and company personnel familiar with the matter regarding the matter’s current status, and (2) reviewing the opinion of company personnel, in-house counsel, external counsel, or other third party experts, as applicable, as to the legal merits and potential losses or liability involved, based on the status of the matter at the time of the review. With respect to the Potentially Responsible Party Notification and the Environmental Protection Agency (“EPA”) Administrative Order cited in the Staff’s comment, as with all other potential loss contingencies, we reassess each of these matters following these procedures on at least a quarterly basis to determine both the likelihood of a loss and whether such loss is reasonably estimable.

With respect to the EPA Administrative Order, as disclosed in the filing referenced above, Clintwood Elkhorn Mining Company, a subsidiary of TECO Coal, received such Order in December 2010 from the EPA relating to the discharge of wastewater associated with inactive mining operations in Pike County, Kentucky. TECO Coal responded to the EPA in February 2011, providing information and documents to the EPA with respect to the matter. To date, TECO Coal has not received a response from the EPA regarding the company’s February 2011 correspondence. We conducted the quarterly assessment of this matter as described above, and based on such assessment, we determined that we were not able to reasonably estimate the amount of a possible loss or range of possible loss for this matter because the contact with the EPA has not yet advanced to the stage where a reasonable estimate of a loss, if any, can be made. We will continue to reassess this matter as described above, considering the guidance contained in ASC 450-20 and ASC 410-30.

With respect to the Potentially Responsible Party Notification cited in the Staff’s comment, Tampa Electric Company has been in contact with the EPA to resolve this matter, but we are waiting for further input from the EPA regarding what the required scope of testing and plan of remediation of the site will be. We conducted the quarterly assessment of this matter as described above, and based on the current status of the discussions with the EPA, and due to significant variables still unknown with respect to the testing and potential remediation actions that could be required at the site, in accordance with the guidance contained in ASC 410-30, we determined it was not possible to reasonably estimate the cost or range of costs for remediation. We will continue to reassess this matter as described above, considering the guidance contained in ASC 450-20 and ASC 410-30.

In future filings we will revise the disclosures for such matters to include a statement that we are unable to estimate the possible loss or range of loss. If the status of either such matter changes before our next filing such that we are able to estimate the possible loss or range of loss, we will provide such estimate.

Mr. Andrew D. Mew, Accounting Branch Chief

June 25, 2012

In response to the Staff’s request, TECO Energy, Inc. and Tampa Electric Company acknowledge the following:

•	TECO Energy, Inc. and Tampa Electric Company are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in respect to the filing; and

•	TECO Energy, Inc. and Tampa Electric Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions, please contact me at 813- 228-4111.

Sincerely,

/s/ Charles A. Attal, III

Charles A. Attal, III

Senior Vice President-General Counsel, TECO Energy, Inc.

General Counsel, Tampa Electric Company